Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

AT&T Profile

News Now

May 2, 2005

The New AT&T:

It’s not “Ma Bell” anymore

AT&T and SBC went their separate ways in 1984, as part of the Bell System breakup. Twenty-one years later the companies want to join forces but in a vastly different world that has changed both businesses almost beyond recognition.

In 1984, for example, most Americans thought of AT&T as “the long-distance company.” Today, AT&T no longer even markets voice service to new residential customers. Instead, it’s working hard to become something no one could have imagined in 1984: a global, enterprise-focused, IP-networking company. It intends to retain its status as the top player in a market expected to be worth as much as $213 billion in 2007.

In a recent publication, AT&T said it wanted to be “capable of delivering advanced networking technologies and a full suite of integrated communications services throughout American and around the world.”

The transformation hasn’t been easy. In the last decade, AT&T bought and sold many companies, cut staffing levels and left entire lines of business behind. But it also made carefully targeted investments and built on its technologies.

With the AT&T transformation almost complete, here’s a snapshot of the company that we expect will become part of SBC later this year or early in 2006:

•                  AT&T is one of the world’s largest and most respected providers of communications services to business, and is known for helping companies find ways to operate better and more efficiently. AT&T does that through a product portfolio that includes cutting-edge voice and data services, IP and managed IP services, video and teleconferencing, managed network services, network security software and monitoring, wholesale transport and calling cards.

•                  AT&T is winning a growing number of federal government contracts. This is important because government often serves as an incubator of new technologies – the kinds of advanced solutions AT&T hopes to offer to corporations in the near future.

•                  AT&T no longer markets to traditional residential voice customers, but still provides services to 24 million users in this market. Its products here include Internet and VoIP telephony, calling card services, directory assistance, operator services, 800 calling and service to deaf and hearing-impaired customers.

•                  If you define productivity as revenue per employee, AT&T is the most productive telecommunications company in the industry today. AT&T employs 47,600 people, down 23 percent from a year ago. Of that number, 35,000 work for

AT&T Business Services, and 8,300 for AT&T Consumer Services. AT&T has 4,600 sales representatives in its workforce.

•                  Ninety-one percent of AT&T’s employees work inside the United States. About one-third are union-represented and of those, 95 percent are CWA members. Current labor agreements run through the end of 2005.

•                  AT&T’s first-quarter net income was $529 million, up from $304 million a year earlier on revenues of $7 billion, down 12.2 percent from a year ago.

•                  In recent years, AT&T has spun off a number of business units, including equipment manufacturer Lucent Technologies, software provider NCR Corporation (formerly AT&T Global Information Solutions), AT&T Wireless (now part of Cingular Wireless), entertainment giant Liberty Media and AT&T Broadband (now part of Comcast).

•                  AT&T has an enormous domestic network, including over 55,000 miles of long-haul fiber optic backbone, almost 700 POPs and 35,000 miles of local urban fiber that can carry traffic at speeds as high as 40 gigabits per second. See map.

•                  On a typical day, AT&T handles 364 million voice calls and carries 4.4 trillion bytes of data.

•                  AT&T received over 300 patents last year and holds over 5,000 trademarks and service marks. In recent years, AT&T has refocused AT&T Labs on delivering products that make the business more competitive and give customers the services they need today.

•                  AT&T Labs chief scientist David Belanger has said that the SBC merger will expand horizons at his organization. He also said the much of the technology AT&T Labs has developed for use by business customers will also be applicable in the consumer market.

•                  AT&T provides service in 28 countries and accepts calls from 161 countries. AT&T owns and leases facilities, switches and routers in 57 nations, and has  investments in telecommunications companies in China, Indonesia, Mexico and Japan.

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.